COBHAM



Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20868

15th February 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement dated 12 February 2008 relating to holding(s) in company.
2. Stock Exchange announcement dated 14 February 2008 relating to holding(s) in company.
3. 2 x General Purposes Committee resolution allotting securities dated 8 February 2008
4. Notice of allotment of shares or securities on Form 88(2) dated 8 February 2008.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor



Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	13:52 12-Feb-08
Number	8301N

RNS Number:8301N
Cobham PLC
12 February 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

COBHAM

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

AXA S.A. 25 AVENUE MATIGNON, 75008 PARIS AND ITS GROUP OF COMPANIES

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction and date on which the threshold is crossed or reached if different):

10/02/2008

6. Date on which issuer notified:

11/02/2008

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details: TOTAL

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
B07KD36	56,976,227	56,976,227

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
B07KD36	9,011,711	9,011,711	46,926,537	0.79	4.13

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
55,938,248	4.93%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

TERRY MARSH

15. Contact telephone number:

020 7003 2637

Name of the Company/Fund	Number of Shares	% of issued share capi
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc) Direct	1,034,385	0.09110
AXA Rosenberg Direct	1,230,924	0.10841
Sun Life Assurance Society Plc Direct	599,210	0.05278
AXA Rosenberg Direct	937,681	0.08259
Sun Life International (IOM) Ltd Direct	500,000	0.04404
AXA France Indirect	2,460,303	0.21669
AXA Rosenberg Indirect	22,473,770	1.97940
AXA Financial, Inc* Indirect	1,829	0.00016
Sun Life Pensions management Ltd Direct	70,550	0.00621
Sun Life Pensions Management Ltd Direct	102,340	0.00901
Sun Life Unit Assurance Ltd LTAV UK Equity Direct	175,000	0.01541
Sun Life Unit Assurance Ltd FTSE All Share Tracker Direct	191,094	0.01683
Sun Life Pensions management LTAV UK Equity	950,000	0.08367

Sun Life Pensions Management FTSE All Share Tracker Direct	985,390	0.08679
AXA Framlington London Scottish Pension Fund Indirect	132,866	0.01170
AXA Framlington St James Place Exempt (Pens) Fund Indirect	900,000	0.07927
AXA Framlington St James Place Net (Life) Fund Indirect	959,000	0.08446
AXA Framlington St James Place Offshore Fund Indirect	242,000	0.02131
AXA Framlington Daimler Chrysler Indirect	348,161	0.03066
AXA Framlington UK Select Ops Indirect	18,506,108	1.62994
AXA Framlington Managed Balanced Indirect	700,000	0.06165
Framlington onshore private clients Indirect	202,500	0.01784
AXA Winterthur Direct	1,075,446	0.09472
AXA Sun Life With Profits Passive Direct	776,043	0.06835
AXA Sun Life With Profits Passive Direct	383,668	0.03379
Total Direct	9,011,711	0.79371
Total Indirect	46,926,537	4.13310
TOTAL	55,938,248	4.92681

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close



Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	14:33 14-Feb-08
Number	0268O

RNS Number:0268O
Cobham PLC
14 February 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Cobham plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (x)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation:

Aviva plc & its subsidiaries

4. Full name of shareholder(s) (if different from 3.):

Registered Holder:

BNY Norwich Union Nominees Limited	12,520,237*
BT Globenet Nominees Limited	3,720*
Chase GA Group Nominees Limited	27,304,975*
Chase Nominees Limited	2,913,172*
CUIM Nominee Limited	9,064,319*
Vidacos Nominees Limited	137,749*

*denotes direct interest

Chase Nominees Limited	1,666,647
CUIM Nominee Limited	1,830,688

Vidacos Nominees Limited	520,849

5. Date of the transaction and date on which the threshold is crossed or reached if different):

12 February 2008

6. Date on which issuer notified:

13 February 2008

7. Threshold(s) that is/are crossed or reached:

5% to 4% Change at Combined Interest Level.

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
Ordinary Shares GB00B07KD360	61,415,478	61,415,478

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares GB00B07KD360	51,944,172	51,944,172	4,018,184	4.58%	0.35%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
		N/A		

Total (A+B)

Number of voting rights	% of voting rights

55,962,356 4.93%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

See Section 4

Proxy Voting:

10. Name of the proxy holder:

See Section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

Figures are based on a total number of voting rights of 1,135,384,776.

14. Contact name:

Diane Thirkettle

15. Contact telephone number:

01603 687803

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

COBHAM PLC

Minutes of a meeting of the General Purposes Committee
held at Cobham plc,
Brook Road, Wimborne, Dorset BH21 2BJ
On 8th February 2008

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	J M Pope	-	Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participant(s) listed on the share-save closure schedule received from the Yorkshire Building Society dated 7th February 2008, had given notice to the company (such notice being accompanied by the appropriate subscription price of £78,999.43) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 80,440 new ordinary shares of 2.5p nominal value each be allotted to the said participant(s) in accordance with the particulars set out in the closure schedule dated 7th February 2008 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each.

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares;

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.



....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee
held at Cobham plc,
Brook Road, Wimborne, Dorset BH21 2BJ
On 8th February 2008

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	J M Pope	-	Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participant(s) listed on the share-save closure schedule received from the Yorkshire Building Society dated 7th February 2008, had given notice to the company (such notice being accompanied by the appropriate subscription price of £11,932.05) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 11,750 new ordinary shares of 2.5p nominal value each be allotted to the said participant(s) in accordance with the particulars set out in the closure schedule dated 7th February 2008 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each.

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares;

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.



Chairman

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

RECEIVED

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	02	2008			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	92,190		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

File No. 8234923

Shareholder details	Class of shares allotted	Number allotted
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Ordinary 2.5p, £,	80,440
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Ordinary 2.5p, £,	11,750
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] J M POPE   Date 05/02/08

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~   *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number   DX exchange

Schedule to
YBS Closure Report dated 7th February 2008

AccountNumber	GrantDate	Term	OptionPrice	Title	Surname	Initials	EmployeeNumber	ExercisedShares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
008870953565	161104	3	1.076	DR	ALLAN	RA	3209	8800	9,468 80	3 OSWALD CLOSE	FETCHAM	LEATHERHEAD		KT22 9UA	ROBERT ANDREW	ERA
004830440063	141102	5	0.769	MR	ALLEN	PT	1636	8200	6,305.80	4 PARKLAND CLOSE	VERWOOD			BH31 7NS	PAUL TIMOTHY	FRA
008870202665	161104	3	1.076	MR	BREALEY	NJ		420	451.92	6 NEAVE MEWS	ABINGDON			OX14 5FP	NICHOLAS JOHN	CULH
008871218865	161104	3	1.076	MR	CANN	BM	5270	1760	1,893.76	57 NAMU ROAD	BOURNEMOUTH			BH9 2QY	BRIAN	FRL
004829818463	141102	5	0.769	MR	CHEETHAM	JD	4675	1190	915 11	12 CRANFIELD AVENUE	WIMBORNE			BH21 1TH	JOHN DAVID	FRL
004830469963	141102	5	0.769	MR	CHIVERS	RA	1035	5720	4,398 68	3 HURN LANE	RINGWOOD			BH24 2AQ	RONALD ALLAN	FRA
008870174765	161104	3	1.076	MR	CHIVERS	RA	1035	2500	2,690.00	3 HURN LANE	RINGWOOD			BH24 2AQ	RONALD ALLAN	FRA
001225925561	061100	7	0 836	MR	DENNIS	W		3510	2,934.36	23 BYRON CLOSE	OUSTON	CHESTER LE STREET		DH2 1JR	WAYNE	FRAT
001226322861	061100	7	0.836	MR	DICKSON	A		4390	3,670 04	8 LOWTHER DRIVE	DARLINGTON			DL1 4LZ	ALLAN	FRAT
008870039265	161104	3	1.076	MR	FULLICK	CW	699	1760	1,893 76	31 ANSON CLOSE	RINGWOOD			BH24 1XN	CHARLES WILLIAM	FRA
008871035565	161104	3	1.076	MR	GREENSLADE	TA	7140	2810	3,023 56	13 STOBOROUGH GREEN	WAREHAM			BH20 5BA	THOMAS	FRL
004830541563	141102	5	0.769	MR	HOGARTY	SP	704	1530	1,176 57	17 WAYTON CLOSE	CANFORD HEATH	POOLE	DORSET	BH17 9WF	SHAUN PETER	FRA
008870334065	161104	3	1.076	MRS	JONES	H	9135	3520	3,787.52	45 THE SPINNEY	LYTCHETT MATRAVERS	POOLE		BH16 6AT	HAZEL	COB
008870188765	161104	3	1.076	MR	MASKELL	AC	33	1760	1,893.76	4 CHURCH LANE	SOUTH BERSTED	BOGNOR REGIS		PO22 9PU	ANTHONY COLLIN	CRED
008870322765	161104	3	1.076	MR	MATTHEWS	DE	9140	2110	2,270 36	67 GAINS ROAD	SOUTHSEA			PO4 0PJ	DUNCAN	COB
008871098365	161104	3	1.076	MR	PADDY	G	6747	1760	1,893.76	21 COBHAM WAY	MERLEY	WIMBORNE		BH21 1SJ	GRAHAM	FRL
008871169665	161104	3	1.076	MR	PATCHETT	K		1050	1,129 80	LITTLE NORTONS FARM	CORNISH HALL END ROAD	STAMBOURNE	HALSTEAD	CO9 4PE	KEITH EDWARD	EURO
008870234465	161104	3	1.076	DR	PHILIPPOU	G	2417	1050	1,129.80	4 DURHAM ROAD	EAST FINCHLEY	LONDON		N2 9DN	GLAFKOS	ERA
008870229865	161104	3	1.076	MR	POLDING	L	2679	5280	5,681.28	2 WILLIAM CLOSE	THATCHAM			RG19 3YS	LEIGH	ERA
008870073265	161104	3	1.076	MR	REID	TAM	1745	3520	3,787.52	50 RAILWAY DRIVE	STURMINSTER MARSHALL	WIMBORNE		BH21 4DQ	TERENCE	FRA
008871074665	161104	3	1.076	MR	SEARLE	S	5676	8030	8,640.28	40 ROCKLEY ROAD	POOLE			BH15 4EY	STEVEN	FRL
008879176265	161104	3	1.076	MR	SEVIOUR	PK	169	3170	3,410 92	27 MANNINGTON WAY	WEST MOORS	FERNDOWN		BH22 0JE	PAUL KINGSLEY	FRA
008871066565	161104	3	1.076	MR	SHAW	G	7088	1050	1,129 80	17 SAXONHURST GARDENS	BOURNEMOUTH			BH10 6LP	GEOFFREY	FRL
008870718465	161104	3	1.076	MR	VATCHER	DJ	6988	3760	4,045.76	HOME COTTAGE	BROOK LANE	WOODGREEN	FORDINGBRIDGE	SP6 2AZ	DAVID	FRL
004829689063	141102	5	0.769	MR	WALSH	PJ	000548	1790	1,376.51	23 DEVITT CLOSE	READING			RG2 8EF	PETER JOHN	CEL
Totals								80440	78,999.43							

Schedule to YBS Closure Report dated 7th February 2008 (non-maturity)

AccountNumber	GrantDate	Term	Option Price	Share Premium	Title	Surname	Initials	Employee Number	Exercised Shares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
008871134365	161104	7	1.076	1.051	MR	ABBOTT	RG	7426	4130	4443.88	232 BLANDFORD ROAD	HAMWORTHY	POOLE	BH15 4HR	RHYS	FRL
001411190562	121101	7	0.84	0.815	MR	BURDEN	NR		3210	2696.40	218 SOPWITH CRESCENT	MERLEY	WIMBORNE	BH21 1UA	NORMAN ROBERT	FRL
004829976863	141102	7	0.769	0.744	MR	BURT	RP	6006	1790	1376.51	43 CHARLES GARDENS	BOURNEMOUTH		BH10 5EH	ROGER PHILIP	FRL
005777076766	151105	3	1.24	1.215	MR	GREENSLADE	TA	7140	2046	2537.04	13 STOBOROUGH GREEN	WAREHAM		BH20 5BA	THOMAS	FRL
006634906367	061106	3	1.53	1.505	MR	GREENSLADE	TA	7140	574	878.22	13 STOBOROUGH GREEN	WAREHAM		BH20 5BA	THOMAS	FRL
Total:									11750	£11,932.05						

END